Exhibit 99.1

Mission NewEnergy Limited (ACN: 117 065 719) Tempo Offices, Unit B9 431 Roberts Rd, Subiaco Western Australia, 6008 Tel: +61(0)8 – 6313 3975

ONE MISSION : ONE ENERGY : NEW ENERGY	Fax: +61(0)8 – 6270 6339 e-mail: info@missionnewenergy.com

31st August 2015

Results for announcement to the market

Preliminary Final Report of

Mission NewEnergy Limited

for the year ended 30 June 2015

ABN 63 117 065 719

This Preliminary Final report is provided to the Australian Securities Exchange (ASX) under Listing Rule 4.3A.

Current Reporting Period:	Year ended 30 June 2015

Previous Corresponding Period:	Year ended 30 June 2014

This report should be read in conjunction with the most recent annual report.

Mission NewEnergy Limited

For the Year Ended 30 June 2015

Revenue and Net Profit/(Loss)

		Percentage		Amount
		Change		$
		%

Revenue from ordinary activities	Down	25%	to	7,270,759

EDITDA	Up	41%	to	6,010,389

Profit/(loss) from ordinary activities after tax attributable to members	Up	788%	to	4,187,192

Net profit/(loss) attributable to members	Up	2,692%	to	28,357,244

Net Tangible Assets Per Security	2015 $ per share	2014 $ per share

Net tangible asset (deficit)/surplus per security	0.2	(0.4)

Dividends (Distributions)
Franked
	Amount per	amount per
	security	Security

Final dividend	Nil	Nil

Interim dividend	Nil	Nil

Record date for determining entitlements to the dividend:	N/A	N/A

Mission NewEnergy Limited (ACN: 117 065 719) Tempo Offices, Unit B9 431 Roberts Rd, Subiaco Western Australia, 6008 Tel: +61(0)8 – 6313 3975

ONE MISSION : ONE ENERGY : NEW ENERGY	Fax: +61(0)8 – 6270 6339 e-mail: info@missionnewenergy.com

Brief explanation of Revenue, Net Profit/(Loss) and Dividends (Distributions)

Summary of results

Sales revenue amounted to $NIL (2014: $NIL) and other income for the Group amounted to $7,270,759 (2014: $9,683,586). Net cash generated / (used) in operating activities was $391,464 (2014: $2,945,460 used). The net profit / (loss) of the Group amounted to $28,357,244 (2014: $1,077,231 loss).

Review of Operations

Biodiesel Refining

Mission’s 250,000 tpa refinery

In September 2014 the Company announced that its Malaysian subsidiary, M2 Capital Sdn Bhd (M2 Capital) has entered into a Joint Venture and Shareholders Agreement with Felda Global Ventures Downstream Sdn Bhd (“FGVD”), a subsidiary of Felda Global Ventures Holdings Berhad, and Benefuel International Holdings S.A.R.L (Benefuel) to establish a new joint venture Company, to own and operate the 250,000 tpa refinery at Kuantan Port belonging to Mission’s Malaysian subsidiary, Mission Biofuels Sdn Bhd (MBSB) to be retrofitted using Benefuel US proprietary “ENSEL®” technology. Pursuant to the joint venture, Mission’s Malaysian subsidiary, Mission Biofuels Sdn Bhd (“MBSB”) simultaneously signed a Plant Purchase Agreement to sell its 250,000 tpa biodiesel refinery to the joint venture Company for a sum of US$22.5 million. The Company, through its subsidiary M2 Capital Sdn Bhd, has re-invested part of the proceeds for a 20% equity stake in the joint venture company, with the balance of the equity held by FGVD (60%) and Benefuel (20%).

Reversal of impairment of refinery assets

With the sale of the refinery, the Company has reversed the previous impairment value to reflect the sale value of the 250,000 tpa refinery.

Downstream Palm Oil Joint Venture Project

The Company’s 85% owned subsidiary, Oleovest Pte Ltd had registered a request for arbitration with the Indonesian Arbitration Board (BANI) to seek compensation from the Indonesian government owned palm plantation company, PT Nusantara III (PTPN111) for breach of its material and non-material obligations under its joint venture agreement (JVA) with Oleovest. BANI awarded US$3,360,000 to Oleovest during the financial period.

Capital Markets and Funding

During the period the Company’s note holders agreed to the settlement of the entire outstanding amount of convertible notes of approximately A$25 million in exchange for US$2 million (approximately A$2.3 million) from the proceeds of the Indonesian Arbitration settlement and US$12 million (approximately A$15.4 million) from the proceeds of the sale of the refinery, 100% of Mission’s ownership in Oleovest Pte Ltd and Mission Agro Energy Ltd and a contingent claim on any proceeds returned to Mission from contractual deposits held back from the sale of the refinery.

In one of the final elements of completing its corporate and financial restructure, the Company has reduced its share capital and historic losses by A$110 million, as per the Shareholder approval at the AGM in October 2014.

Mission NewEnergy Limited (ACN: 117 065 719) Tempo Offices, Unit B9 431 Roberts Rd, Subiaco Western Australia, 6008 Tel: +61(0)8 – 6313 3975
ONE MISSION : ONE ENERGY : NEW ENERGY	Fax: +61(0)8 – 6270 6339 e-mail: info@missionnewenergy.com

Discontinued Operations

As part of the convertible note settlement Oleovest PL and Mission Agro Energy Ltd have been deconsolidated with the results reflected as discontinued operations.

Information on Audit or Review

ASX Append 4E.15	This preliminary final report is based on accounts to which one of the following applies.
	X	The accounts have been audited	The accounts have been subject to review
		The accounts are in the process of being audited or subject to review	The accounts have not yet been audited or reviewed

ASX Append 4E.16	Description of likely dispute or qualification if the accounts have not yet been audited or subjected to review or are in the process of being audited or subjected to review.
Not applicable

ASX Append 4E.17	Description of dispute or qualification if the accounts have been audited or subjected to review.
Not applicable

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

Mission NewEnergy Limited

Financial Report for the Year Ended

30 June 2015

1

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

DIRECTORS REPORT

1.	Directors details 3
2.	Advisor to the Board 7
3.	Meetings of Directors 7
4.	Insurance premium paid for Directors and Officers 8
5.	Unissued Shares under option 8
6.	Remuneration Report 8
7.	Principal Activities 15
8.	Operating and Financial Review 15
9.	Review of Operations 15
10.	Financial Position 16
11.	Dividends Paid or Recommended 16
12.	Events subsequent to reporting date 16
13.	Significant Changes in State of Affairs 16
14.	Likely developments, Prospects and Business Strategies 17
15.	Proceedings on behalf of the Company 17
16.	Non audit services 17
17.	Environmental regulations 17
18.	The lead auditor’s independence declaration 18

AUDITORS INDEPENDENCE DECLARATION 19
FINANCIAL STATEMENTS 20

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Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

DIRECTORS’ REPORT

Your Directors’ present their report on the Company and its controlled entities for the year ended 30 June 2015.

1.	Directors’ details

The names of Directors’ in office at any time during or since the end of the year are:

Datuk Mohamed Zain Bin Mohamed Yusuf		Chairman (Independent Non-executive)

Qualifications	—	Bachelor of Economics (Hons.) (University of Western Australia)

Experience	—

Datuk Zain has over 25 years experience in Shell Malaysia. From 1986 to 1988, he was seconded to Shell International, United Kingdom and worked as Marketing Consultant in Shell UK and Shell Caribbean. Upon his return to Malaysia, he was made Marketing Director of Shell Malaysia. He subsequently served on the Board of Directors of Shell Group Malaysia as Executive Director, with responsibility over a total of 18 group subsidiaries involved in both the upstream and downstream petrochemical business.

Datuk Zain is a Director of WSA Group of Companies and Chairman of Malacca Securities Sdn Bhd, past chairman of the Malaysian Australia Business Council and served as a Director of Airod Sdn Bhd, NADI Bhd, Faber Group Bhd, PJ Bumi Bhd and as chairman of Confoil (Malaysia) Bhd, a Malaysian - Australian joint venture company in Malaysia.

Board member since 24 January 2006.

Appointed Chairman on 1 July 2014.

Special Responsibilities	—	Datuk Zain is a member of the Audit and Risk Management Committee and Chairman of the Nomination and Remuneration Committee.

Directorships held in other listed entities	—	Chairman of Malacca Securities Sdn Bhd (since November 2000), resigned as a Director from Faber Group Bhd in May 2013.

Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor		Director (Independent Non-executive)

Qualifications	—	Master of Science in Engineering Business Management (University of Warwick, U.K)

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Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

Experience	—

Tan Sri Anwar made history in April 2005 when he became the first naval chief in the Malaysian Armed Forces (MAF) to ascend to its highest military office of the Chief of Defence Force, commanding workforce strength of nearly 130,000. With nearly 40 years of military experience with the Royal Malaysian Navy (RMN) and MAF, he has acquired a massive portfolio of achievements.

His outstanding performance extends to the academic arena as well inclusive of stints at the Naval Staff College (Rhode Island, USA), Navigation and Direction Course and Principal Warfare Officers Course (HMS DRYAD, United Kingdom). He also holds a Master of Science in Engineering Business Management from the University of Warwick, United Kingdom. Tan Sri Anwar has received numerous commendations, awards and accolades in recognition of his talents, and was bestowed the Panglima Mangku Negara (PMN), which carries the title of Tan Sri, by His Majesty the Yang Di-Pertuan Agong (the King of Malaysia). He has also received distinguished medals from foreign governments such as the Ordre National De La Legion D'Honneur from France and the Command of the Legion of Merit from the US. Most recently he was appointed as a Senator to the Upper House of Malaysia.

Board member since 25 June 2009.

Special Responsibilities	—	Tan Sri Anwar is Chairman of the Audit and Risk Management Committee and a member of the Nomination and Remuneration Committee.

Directorships held in other listed entities	—	Chairman of the armed forces fund and Chairman of Titijaya Land Bhd.

Mr. Mohd Azlan bin Mohammed		Director (Non-Independent Non-executive)

Qualifications	—	Bachelor of Arts Degree (Honours) majoring in Accounting and Business.

Experience	—	Mr Mohd Azlan, is currently the Managing Director of Wasco Oilfield Services Sdn Bhd, which is principally involved in the provision of oil and gas services internationally. Wasco is a subsidiary of Bursa Malaysia listed Wah Seong Corporation Berhad and also sits on the board of its various subsidiaries.

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Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

He is also the Chairman of Indra Technology Solutions Malaysia Sdn Bhd, a subsidiary of Indra Sistemas, S.A. of Spain.

In May 2015, Mohd Azlan was appointed as Independent Chairman of Multi-Purpose Generali Insurans Bhd, a leading Malaysian insurance company.

Board member from 15 September 2014.

Special Responsibilities	—	Mohd Azlan is a member of the Audit and Risk Management Committee and the Nomination and Remuneration Committee.

Directorships held in other listed entities	—	Nil

Dato’ Nathan Mahalingam		Managing Director/Group Chief Executive Officer (Executive)

Qualifications	—	Bachelor of Economics (Hons.) (University of Malaya) and MBA (Murdoch University, Western Australia).

Experience	—

Mr Mahalingam has over 25 years of management experience in banking and finance, heavy industries and infrastructure development. He has successfully implemented numerous start-up manufacturing operations in Malaysia during his tenure of service with a large Malaysian conglomerate. Between 1995 and 2000, he served as project director in the Westport Group, developers of one of Malaysia's largest privatised port and transhipment facility.

Board member since incorporation of the Company (17 November 2005).

Performance Rights		Nil

Special Responsibilities	—	Managing Director/Group Chief Executive Officer of the company.

Directorships held in other listed entities	—	Nil

Mr Guy Burnett		Finance Director/Chief Financial Officer (Executive) and Company Secretary.

Qualifications	—	Member of the Institute of Chartered Accountants Australia

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Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

Experience	—

Mr Burnett, a Chartered Accountant, has had an impressive career as a Finance Professional in several large corporations. After finishing as a CA trainee and Audit manager, Mr Burnett joined Umgeni Water, a large corporatised water utility in South Africa, as its Financial Accountant. He was promoted to the position of Financial Controller in mid 1999. He left Umgeni in 2004 to migrate to Western Australia with his family.

Prior to joining the Company Mr Burnett was Manager: Corporate Accounting & Tax with Western Power. Prior to this Mr Burnett worked as Acting Financial Accountant for Water Corporation and served as a Manager with KPMG where he played a key role in assisting KPMG's clients in rolling out their IFRS accounting implementations. Mr Burnett has also served on the Board of the Sorrento Surf Life Saving Club.

Board member since 6 April 2009.

Directorships held in other listed entities	—	Nil

Mr James Garton		Executive Director – Corporate Finance

Qualifications	—	Bachelor of Business Administration - Finance, Bachelor of Science – Economics and Master of Applied Finance

Experience	—

Mr. Garton has over 15 years experience in corporate finance, working in investment banking. Prior to his current role, James was has been Head of Corporate Finance and Mergers and Acquisitions for Mission since 2008. Mr. Garton joined Mission NewEnergy from U.S. investment bank, FBR Capital Markets, where he was Vice President, Investment Banking. Prior to FBR Capital Markets, he worked in corporate finance and equity capital markets with Australian firm BBY Limited. Before BBY, Mr. Garton worked in private equity with the Australian advisory firm Investment Capital Limited.

Board member since 1 July 2014.

Special Responsibilities	—	Nil

Directorships held in other listed entities	—	Nil

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Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

2.	Advisor to the Board

On 16th December 2014 the Company appointed Dato’ Mohamed Nizam bin Abdul Razak as Advisor to the Board. Dato’ Nizam Razak, a Malaysian, was attached to Bumiputra Merchant Bankers Bhd, an investment bank, from 1981 to 1984 and to PB Securities Sdn Bhd, a stockbroking firm from 1984 to 1998. He is an independent and Non-Executive Director of Yeo Hiap Seng Limited and Mamee-Double Decker (M) Sdn Bhd. He also serves on the board of several private limited companies engaged in a wide range of activities and is actively involved in several charitable foundations such as Noah Foundation, Hong Leong Foundation, National Children Welfare Foundation, Yayasan Cemerlang, Yayasan Rahah and Yayasan Wah Seong. In March 2012, he was appointed Pro-Chancellor of University Tun Abdul Razak and in July 2013, he was appointed Chancellor of Unitar International University. In the past he has held directorships in companies involved in a wide range of activities such as banking, insurance, mutual funds, steel, auto parts manufacturing, property development, retail and food production. Dato’ Nizam graduated in 1980 with a Bachelor of Arts (Oxon) degree in Politics, Philosophy and Economics from the Oxford University, United Kingdom.

3.	Meetings of Directors

During the financial year, 11 meetings of Directors (including Board sub committees) were held.

Attendance by each Director during the year were as follows:

			Committee Meetings
	Directors’ Meetings		Audit & Risk Management Committee		Nomination & Remuneration Committee
	A	B	A	B	A	B
Datuk Mohamed Zain Bin Mohamed Yusuf	4	4	4	4	3	3
Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	4	4	4	4	3	3
Mohd Azlan	3	3	3	3	2	2
Dato’ Nathan Mahalingam	4	4	-	-	-	-
Mr Guy Burnett	4	4	-	-	-	-
Mr James Garton	4	4	-	-	-	-

A Number eligible to attend	B Number attended

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Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

4.	Insurance premium paid for Directors and Officers

The Company has paid an insurance premium in respect of a contract insuring each of the Directors of the Company named earlier in this report and the executive officers of the Company against liabilities and expenses, to the extent permitted by law, arising from claims made against them in their capacity as Directors and officers of the Company, other than conduct involving a wilful breach of duty in relation to the Company. Due to confidentiality clauses contained in the insurance policy the Limit of Liability and Premium paid has not been disclosed.

5.	Unissued Shares under option

There are no unissued ordinary shares of Mission NewEnergy Ltd under option at the date of this report.

6.	Remuneration Report (Audited)

This report details the nature and amount of remuneration for each Director of Mission NewEnergy Limited and for the key management personnel.

Remuneration policy

The remuneration policy of Mission NewEnergy Limited is twofold:

•	To create a remuneration structure that will allow Mission NewEnergy to attract, reward and retain qualified Executives and Non-Executive Directors who will lead Mission NewEnergy in achieving its strategic objectives,
•	To provide and motivate the Executives and Non-Executive Directors with a balanced and competitive remuneration.

The specific objectives of the Executive Remuneration Policy are as follows:

•	To motivate executive management to manage and lead the business successfully and to drive strong long-term organisational growth in line with the Group’s strategy and business objectives,
•	To drive successful organisational performance by incorporating an annual performance incentive and establish longer-term performance objectives,
•	To further drive longer-term organisational performance through an equity-based reward structure,
•	To make sure that there is transparency and fairness in executive remuneration policy and practices,
•	To deliver a balanced solution addressing all elements of total pay [base-pay, incentive pay (cash and equity) and benefits],
•	To make sure appropriate superannuation arrangements are in place for executives, and
•	To contribute to appropriate attraction and retention strategies for executives.

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Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

The specific objectives of the Non-Executive Director remuneration policy are as follows:

•	To attract and retain appropriately qualified and experienced Directors,
•	To remunerate Directors fairly having regard to their responsibilities, including providing leadership and guidance to management,
•	To build sustainable shareholder value by encouraging a longer-term strategic perspective, by not linking fees to the results of the Mission NewEnergy Group of Companies,
•	The Non-Executive Directors do not receive performance based pay, and
•	The maximum annual aggregate Director’s fee pool limit is $500,000 and was approved by shareholders at a general meeting on 19 October 2009.

Base fees (excluding superannuation)	1 July 2014 to 30 June 2015	1 July 2013 to 30 June 2014
Chairman	42,500	75,000
Deputy chairman	24,000	56,250
Non-executive Board member	24,000	37,500
Chairman of the Audit and Risk Committee	NIL	NIL
Chairman of the Nomination and Remuneration Committee	NIL	NIL

The Board of Mission NewEnergy Limited believes the remuneration policy to be appropriate and effective in its ability to attract and retain the best executives and Directors to run and manage the Group, as well as create goal congruence between Directors, executives and shareholders.

The Board’s policy for determining the nature and amount of remuneration for board members and senior executives of the Group is as follows:

Remuneration Governance

The remuneration policy, setting the terms and conditions for the Executive Directors and other senior executives, was developed by the Nomination and Remuneration Committee and approved by the Board.

All executives are entitled to receive a base salary (which is based on factors such as length of service and experience), superannuation, fringe benefits, options and performance incentives.

The Nomination and Remuneration Committee review the executive packages annually by reference to the Group’s performance, executive performance and comparable information from industry sectors.

The Directors and executives receive a superannuation guarantee contribution (or equivalent) required by the relevant government authority and do not receive any other retirement benefits.

All remuneration paid to Directors and executives is valued at the cost to the Company and expensed. Shares given to Directors and executives are valued as the difference between the market price of those shares and the amount paid by the Director or executive. Options are valued using an appropriate option pricing methodology.

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Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

In considering the Group’s performance and benefits for shareholder wealth, the Board have regard to the following indices in respect of the current financial year and the previous four financial years:

	2015	2014	2013	2012	2011
Revenue ($000)	7,271	9,684	8,413	38,202	16,426
PBIT before discontinued operations ($000)	4,187	(609)	10,774	(3,427)	(21,225)
Profit/(loss) after income tax - owners ($000)	28,357	(1,077)	10,043	(6,130)	(21,670)
Basic earnings/(loss) per share – owners ($)	0.91	(0.08)	0.96	(0.69)	(3.50)
Dividends	-	-	-	-	-
Share price ($)	0.04	0.008	0.005	0.15	4.9

Current executive remuneration does not have a performance element included. A Company retention plan was concluded during the financial year under review.

The board policy is to remunerate Non-Executive Directors at market rates for time, commitment and responsibilities. The Nomination and Remuneration Committee determines payments to the Non-Executive Directors and reviews their remuneration annually, based on market practice, duties and accountability. Independent external advice was not sought during the financial year. The maximum aggregate amount of fees that can be paid to non-executive Directors is subject to approval by shareholders at the Annual General Meeting and is allocated to each non-executive Director based on responsibility, which include the Chairman of the Board, Chairman of the Audit and Risk Committee and Chairman of the Nomination and Remuneration Committee. Fees for non-executive Directors are not linked to the performance of the Group.

Key Management Personnel

The Company has defined the following classes of people as key management personnel:

•	Non-Executive Directors
•	Executive Directors
•	Management reporting directly to the Group Chief Executive Officer

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Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

Details of remuneration for the year ended June 2015

The remuneration for the key management personnel of the group during the year was as follows:

2015

	Salary	Non-cash Benefits	Long term Bonus	Share based payments	Post employment Super Contribution	Total	Proportion of remuneration performance related
	$	$	$	$	$	$	%
Non-Executive Directors
Datuk Zain Yusuf	42,500	-	-	-	-	42,500	-
Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	24,000	-	-	-	184	24,184	-
Mohd Azlan	19,000	-	-	-	144	19,144	-
Total Non-executive Directors	85,500	-	-	-	328	85,828
Dato’ Nathan Mahalingam	291,625	-	50,000	50,000	-	391,625	26%
Mr Guy Burnett	216,121	3,879	50,000	50,000	20,900	340,900	29%
Mr. James Garton[1]	200,000	-	50,000	50,000	19,000	319,000	30%
TOTAL KEY MANAGEMENT PERSONNEL	793,246	3,879	150,000	150,000	40,228	1,137,353

1 Mr. Garton was appointed as a Director on 1 July 2014.

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Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

2014

	Salary	Non-cash Benefits	Short term Bonus	Share based payments	Post employment Super Contribution	Total	Proportion of remuneration performance related
	$	$	$	$	$	$	%
Non-Executive Directors
Mr Dario Amara[2]	75,000	-	-	-	6,906	81,906	-
Datuk Zain Yusuf	56,250	-	-	-	867	57,117	-
Mr. Peter Torre[3]	40,875	-	-	-	-	40,875	-
Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	37,500	-	-	-	607	38,107	-
Mr Arun Bhatnagar[4]	25,000	-	-	-	-	25,000	-
Total Non-executive Directors	234,625	-	-	-	8,380	243,005	-
Dato’ Nathan Mahalingam	292,415	-	-	-	-	292,415	-
Mr Guy Burnett	218,000	2,000	-	-	20,257	240,257	-
Total Executive Directors	510,415	2,000	-	-	20,257	532,672	-

Key management personnel
Mr Samsudeen Ganny[5]	120,608	-	105,000	-	14,681	240,289	43.7%
Mr James Garton (Group Head of Corporate Finance)	200,000	-	-	-	18,500	218,500	-
TOTAL KEY MANAGEMENT PERSONNEL	1,065,648	2,000	105,000	-	61,818	1,234,466	-

There were no equity settled performance rights vested or unexercised in the most recent two years.

2Mr. Amara retired on 1 July 2014.

3Mr. Torre retired on 1 July 2014.

4Mr. Bhatnagar resigned on 28 February 2014.

5Mr Ganny resigned from the group on 30 June 2014.

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Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

Employment contracts of Directors and senior executives

Non-Executive Directors have no service contract with Mission NewEnergy Ltd. Their compensation for the year ended 30 June 2015 and future years is based on market-related compensation and there is no agreement by Mission NewEnergy Ltd to pay a pre-determined compensation during the year ended 30 June 2014 and future financial years. There is also no agreement by Mission NewEnergy Ltd to pay any pre-determined amounts in the event of termination.

The employment conditions of the Group Chief Executive Officer, Chief Financial Officer and the Head of Corporate Finance are formalised in contracts of employment, which the Directors consider to be on reasonable and commercial terms.

The employment agreements contain the following terms and conditions:

•	standard leave entitlements; fixed terms of 2 years, with Mission NewEnergy able to terminate the employment prior to the expiration of the maximum term by giving 2 months’ notice and;
-	a payment equivalent to 12 months salary for the Group Chief Executive Officer; and
-	a payment equivalent to 3 months’ salary for the Chief Financial Officer and Head of Corporate Finance, except in the case where termination is as a result of a change in control in the business where it will be 12 months’ salary;
•	employee able to do the same by giving 2 months notice;
•	rights of summary dismissal are preserved;
•	total remuneration is subject to yearly review, but an increase is not guaranteed;
•	no provision for automatic bonus payments;
•	no probationary periods; and
•	cascading post employment restraints.
•	a retention plan was approved by the Board in April 2013 where the CEO, CFO and Head of Corporate Finance will receive, upon continued employment, a proportion of their annual salary based various criteria. At the 2014 Annual General meeting shareholders approved an amendment to the retention plan amounts whereby a cash value and an issue of company shares were to be made upon the criteria being met. All criteria were met and the appropriate retention amount paid and shares issued. At 30 June 2015 there is no retention plan in place.

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Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

The following table reflects the key terms of the employment agreements:

Name	Term of agreement	Base salary including superannuation	Termination benefit
Nathan Mahalingam Chief Executive Officer	Terminates 30 June 2017	A$290,000	12 months salary
Guy Burnett Chief Financial Officer	Terminates 30 June 2017	A$240,900	3 or 12 months salary (refer to commentary above)
James Garton Head of Corporate Finance	Terminates 30 June 2017	A$219,000	3 or 12 months salary (refer to commentary above)

Ordinary shares held by key management personnel

	Balance 01/07/2014	Acquired	Issued pursuant to retention plan	Disposed	Balance 30/06/2015
Datuk Zain Yusuf	-		-	-	-
Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	-		-	-	-
Mohd Azlan	-	5,000,000	-	-	5,000,000
Dato’ Nathan Mahalingam[6]	612,956		5,000,000	-	5,612,956
Guy Burnett[7]	112,001		5,000,000	-	5,112,001
James Garton	112,051		5,000,000	-	5,112,051
Total	837,008	5,000,000	15,000,000	-	20,837,008

No remuneration consultants were used during the current or previous financial year.

There were no loans to or from key management personnel during the reporting periods.

Voting and comments made at the company’s 2014 Annual General Meeting

Mission NewEnergy Ltd received more than 99% of “yes” votes on its remuneration report for the 2014 financial year. The Company did not receive any specific feedback at the AGM on its remuneration report.

End of Audited Remuneration report.

6 Held personally and indirectly through Mission Equities Sdn Bhd, a company that Dato’ Mahalingam has a 34% interest in.

7 Held personally and indirectly through Mkhambathi Trust, a trust that Mr Burnett is a beneficiary of.

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Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

7.	Principal Activities

The principal activities of the Group during the financial year were:

•	20 % share in a 250,000 tpa Biodiesel Plant in Malaysia
•	Downstream Palm Oil Joint Venture Project

-	This venture was undertaken to establish a new downstream palm oil and oleo-chemical complex in Indonesia. The Group was in Arbitration with the joint venture partner and in July 2014, the Indonesian Arbitration Tribunal handed down its decision, and awarded Oleovest a sum of US$3.36 million.

•	Other than the items mentioned above there were no significant changes in the nature of the principal activities during the financial year.

8.	Operating and Financial Review

Sales revenue amounted to $NIL (2014: $NIL) and other income for the Group amounted to $7,270,759 (2014: $9,683,586). Net cash generated / (used) in operating activities was $391,464 (2014: $2,945,460 used). The net profit / (loss) of the Group amounted to $28,357,244 (2014: $1,077,231 loss).

9.	Review of Operations

Biodiesel Refining

Mission’s 250,000 tpa refinery

In September 2014 the Company announced that its Malaysian subsidiary, M2 Capital Sdn Bhd (M2 Capital) has entered into a Joint Venture and Shareholders Agreement with Felda Global Ventures Downstream Sdn Bhd (“FGVD”), a subsidiary of Felda Global Ventures Holdings Berhad, and Benefuel International Holdings S.A.R.L (Benefuel) to establish a new joint venture Company, to own and operate the 250,000 tpa refinery at Kuantan Port belonging to Mission’s Malaysian subsidiary, Mission Biofuels Sdn Bhd (MBSB) to be retrofitted using Benefuel US proprietary “ENSEL®” technology. Pursuant to the joint venture, Mission’s Malaysian subsidiary, Mission Biofuels Sdn Bhd (“MBSB”) simultaneously signed a Plant Purchase Agreement to sell its 250,000 tpa biodiesel refinery to the joint venture Company for a sum of US$22.5 million. The Company, through its subsidiary M2 Capital Sdn Bhd, has re-invested part of the proceeds for a 20% equity stake in the joint venture company, with the balance of the equity held by FGVD (60%) and Benefuel (20%).

Reversal of impairment of refinery assets

With the sale of the refinery, the Company has reversed the previous impairment value to reflect the sale value of the 250,000 tpa refinery.

Downstream Palm Oil Joint Venture Project

The Company’s 85% owned subsidiary, Oleovest Pte Ltd had registered a request for arbitration with the Indonesian Arbitration Board (BANI) to seek compensation from the Indonesian government owned palm plantation company, PT Nusantara III (PTPN111) for breach of its material and non-material obligations under its joint venture agreement (JVA) with Oleovest. BANI awarded US$3,360,000 to Oleovest during the financial period.

15

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

Capital Markets and Funding

During the period the Company’s note holders agreed to the settlement of the entire outstanding amount of convertible notes of approximately A$25 million in exchange for US$2 million (approximately A$2.3 million) from the proceeds of the Indonesian Arbitration settlement and US$12 million (approximately A$15.4 million) from the proceeds of the sale of the refinery, 100% of Mission’s ownership in Oleovest Pte Ltd and Mission Agro Energy Ltd and a contingent claim on any proceeds returned to Mission from contractual deposits held back from the sale of the refinery.

In one of the final elements of completing its corporate and financial restructure, the Company has reduced its share capital and historic losses by A$110 million, as per the Shareholder approval at the AGM in October 2014.

Discontinued Operations

As part of the convertible note settlement Oleovest PL and Mission Agro Energy Ltd have been deconsolidated with the results reflected as discontinued operations.

10.	Financial Position

The Group realised an operating profit for the year ended 30 June 2015 of $28,357,244 (2014: $1,077,231 loss), with net cash generated in operating activities of 391,464 (2014: $2,945,460 used). At reporting date, the current assets less current liability surplus were $ 2,999,383 (2014: $3,726,155) and a net asset surplus of $6,769,556 (2014: $11,351,221 deficiency). The net asset deficiency in 2014 was primarily as a result of the impairment of the majority of the refinery assets during previous financial years (refer to note 5).

11.	Dividends Paid or Recommended

No dividends have been paid or declared for payment.

12.	Events subsequent to reporting date

Other than the matters mentioned below, there have been no significant subsequent events up until the date of signing this Financial Report.

On 5 August 2015 the Company announced that the ongoing dispute with KNM Process Systems Sdn Bhd (KNM) has been amicably settled. The material terms of the settlement are that Mission will pay to KNM A$4m, being the amount put aside by Mission upon the sale of Mission’s 250,000 tpa refinery in February 2015, pursuant to a consent order agreed to by Mission and KNM earlier. Both parties have agreed to withdraw all other claims and counter claims and will discontinue all legal actions against each other.

13.	Significant Changes in State of Affairs

There have been no significant changes to the state of affairs up to the date of signing this Financial Report.

16

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

14.	Likely developments and expected results of operations

The Company is focused on maximising stakeholder value through operation or divestment of assets.

In addition to its interest in the new Malaysian joint venture Company, the Company will continue to look at other opportunities and projects to enhance shareholder value, including potential reverse merger opportunities.

15.	Proceedings on behalf of the Company

No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings. The Company was not a party to any such proceedings during the year.

16.	Non audit services

The Board of Directors, in accordance with advise from the audit and risk committee, is satisfied that the services disclosed below did not compromise the external auditor’s independence for the following reasons:

•	All non-audit services are reviewed and approved by the audit and risk committee prior to commencement to ensure they do not adversely affect the integrity and objectivity of the auditor, and

•	The nature of the services provided does not compromise the general principles relating to auditor independence in accordance with APES 110: Code of Ethics for professional Accountants set by the Accounting Professional and Ethics Standards Board.

The Group’s auditors have not provided other assurance or non-assurance services during the year. Refer to Note 10 for details of amounts paid to the Group’s auditors during the year.

17.	Environmental regulations

Mission NewEnergy Ltd operations are not subject to any particular or significant environmental regulation under a law of the Commonwealth or of a State or Territory in Australia.

17

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

18.	The lead auditor’s independence declaration

The lead auditor’s independence declaration, in accordance with S307C of the Corporations Act 2001 for the year ended 30 June 2015 has been received and can be found on page 18 of the Directors’ Report.

Signed in accordance with a resolution of the Board of Directors.

Dato’ Nathan Mahalingam

Group Chief Executive Officer

Date: 31 August 2015

18

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

AUDITOR’S INDEPENDENCE DECLARATION

Tel: +61 8 6382 4600 Fax: +61 8 6382 4601 www.bdo.com.au	38 Station Street Subiaco, WA 6008 PO Box 700 West Perth WA 6872 Australia

DECLARATION OF INDEPENDENCE BY WAYNE BASFORD TO THE DIRECTORS OF MISSION NEWENERGY LIMITED

As lead auditor of Mission NewEnergy Limited for the year ended 30 June 2015, I declare that, to the best of my knowledge and belief, there have been:

1.	No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

2.	No contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Mission NewEnergy Limited and the entities it controlled during the period.

Wayne Basford

Director

BDO Audit (WA) Pty Ltd

Perth, 31 August 2015

BDO Audit (WA) Pty Ltd ABN 79 112 284 787 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit (WA) Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation other than for the acts or omissions of financial services licensees

19

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF PROFIT OR LOSS	22
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	24
CONSOLIDATED STATEMENT OF FINANCIAL POSITION	25
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	27
CONSOLIDATED STATEMENT OF CASH FLOWS	29
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	30
1. Nature of operations and general information	30
2. Basis of preparation	30
3. Statement of Significant Accounting Policies	31
4. New standards and interpretations not yet adopted	38
5. Critical Accounting Estimates and Judgments	39
6. Determination of fair value	40
7. Sales Revenue	41
8. Expenses	41
9. Income Tax	42
10. Auditors’ Remuneration	43
11. Earnings per share	43
12. Cash and cash equivalents	43
13. Trade and Other Receivables	44
14. Other Financial Assets	44
15. Investments in subsidiaries, unconsolidated entities and associates	44
16. Property Plant and Equipment	48
17. Other Assets	50
18. Trade and Other Payables	50
19. Provisions	50
20. Financial Liabilities	51
21. Tax	51
22. Issued Capital	54
23. Reserves	55
24. Capital and Leasing Commitments	56
25. Contingent Liabilities and Contingent Assets	56
26. Segment Reporting	57
27. Cash Flow Information	59
28. Related Parties	60
29. Financial Instruments	60
30. Parent entity information	64
31. Events occurring after the reporting period	64
32. Non-current assets held for sale and discontinued operations	65
33. Company Details	66
34. Authorisation of financial statements	66

20

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

Directors Declaration	67
INDEPENDENT AUDIT REPORT TO MEMBERS OF MISSION NEWENERGY LIMITED	68

21

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

FOR THE YEAR ENDED 30 JUNE 2015

	Note	2015	2014
		$	$
Sales revenue	7	-	-
Other income	7	7,270,759	9,683,586
Total revenue		7,270,759	9,683,586
Director and Employee benefits expense	8a	(1,574,264)	(1,376,703)
Net foreign exchange gains/(losses)		3,240,119	(2,402,664)
Consultants’ expenses		(16,333)	(1,047)
Impairment reversal / (impairment)	5	(671,660)	(363,232)
Shareholder expenses		(67,589)	(61,577)
Travel expenses		(175,320)	(172,842)
Rental expenses		(10,136)	(1,990)
Other expenses	8b	(1,985,187)	(1,042,388)
Depreciation and amortisation expenses		(2,874)	(7,412)
Finance Cost – amortisation		(944,123)	(3,199,884)
Finance Costs		(870,703)	(1,662,764)
Profit/(Loss) before income tax		4,192,689	(608,917)
Income tax (expense)/benefit	9	(5,497)	-
Net Profit /(Loss) before non-controlling interest		4,187,192	(608,917)
Share of net profit of associate accounted for using the equity method	15	37,510	-
Gain/(Loss) for the year from discontinued and deconsolidated operations	32	24,132,542	(485,200)
Profit/(Loss) for the year		28,357,244	(1,094,117)
Profit/(Loss) is attributable to:
Owners of Mission NewEnergy Ltd		28,357,244	(1,077,231)
Non-controlling interests		-	(16,886)
		28,357,244	(1,094,117)

22

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

Earnings per share from continuing operations attributable to the ordinary equity holders of the parent:
Basic earnings/(loss) per share (dollars)	11	0.13	(0.05)
Diluted earnings/(loss) per share (dollars)	11	0.13	(0.05)

Earnings per share from profits attributable to the ordinary equity holders of the parent:
Basic earnings/(loss) per share (dollars)	11	0.91	(0.08)
Diluted earnings/(loss) per share (dollars)	11	0.91	(0.08)

The above Consolidated Statement of Profit and Loss should be read in conjunction with the accompanying notes.

23

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2015

	2015 $	2014 $
Profit/(Loss) for the period	28,357,244	(1,094,117)
Other comprehensive income
Items that will be realised through profit or loss:
Exchange differences on translating foreign operations	(2,485,775)	3,281,567
Exchange gain on deconsolidation of discontinued operation	-	(211,580)
Other comprehensive (loss)/income for the period net of tax	(2,485,775)	3,069,987
Total comprehensive income for the period	25,871,469	1,975,870

Attributable to non-controlling equity interests	-	(16,886)
Attributable to owners of the parent	25,871,469	1,958,984
Comprehensive (loss)/income from Continuing Operations	1,738,927	1,820,016
Comprehensive income from Discontinued Operation	24,132,542	130,968

The above Consolidated Statement of Comprehensive Income should be read in conjunction with the accompanying notes.

24

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2015

	Note	2015	2014
		$	$
Current Assets
Cash and cash equivalents	12	3,150,776	451,953
Trade and other receivables	13	77,340	3,549,702
Other financial assets	14	5,580,022	-
Other assets	17	42,937	-
Current tax assets	21	-	-
Total current assets		8,851,075	4,001,655

Non-Current Assets
Property, plant and equipment	16	-	2,821
Investments accounted for using the equity method	15	3,770,173	-
Other Assets	17	-	44,789
Total non-current assets		3,770,173	47,610
Total Assets		12,621,248	4,049,265
Current Liabilities
Trade and other payables	18	440,013	125,765
Short-term provisions	19	5,411,679	149,735
Total current liabilities		5,851,692	275,500

25

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2015

	Note	2015	2014
		$	$
Non-Current Liabilities
Financial liabilities	20	-	15,124,986
Deferred tax liabilities	21	-	-
Total non-current liabilities		-	15,124,986
Total Liabilities		5,851,692	15,400,486
Net Assets / (Deficit)		6,769,556	(11,351,221)

Equity
Issued capital	22	523,197	110,523,197
Reserves	23	880,544	19,814,057
(Accumulated losses)		5,365,815	(141,617,611)
Non-controlling Interests	15	-	(70,864)
Total Equity/(Deficiency)		6,769,556	(11,351,221)

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

26

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2015

	Ordinary Share Capital	Retained Earnings (Accumulated Losses)	Share Based Payments Reserve	Foreign Currency Translation Reserve	Convertible Notes Reserve	Non- controlling Interests	Total
	$	$	$	$	$	$	$
Balance as at 30 June 2013	110,415,197	(136,188,232)	4,907,496	(65,248)	8,480,845	(53,978)	(12,503,920)
Profit after income tax expense for the year	-	(1,077,231)	-	-	-	(16,886)	(1,094,117)
Deconsolidated operations	-	(211,580)	-	-	-	-	(211,580)
Other Comprehensive income/(loss) for the period	-	-	-	3,281,567	-	-	3,281,567
Total Comprehensive Income	-	(1,288,811)	-	3,281,567	-	(16,886)	1,975,870
Issue of Shares	108,000	-	-	-	-	-	108,000
Settlement of $7.5m of series 3 con note debt	-	1,003,108	-	-	(1,934,279)	-	(931,171)
Settlement of Series 3 Convertible Note[8]	-	(5,143,676)	-	-	(6,546,566)	-	(11,690,242)
Equity portion of Series 4 Convertible Note	-	-	-	-	11,690,242	-	11,690,242
Balance as at 30 June 2014	110,523,197	(141,617,611)	4,907,496	3,216,319	11,690,242	(70,864)	(11,351,221)

8 The Series 3 Convertible notes are deemed to be settled on conversion to Series 4 Convertible notes.

27

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

	Ordinary Share Capital	Retained Earnings (Accumulated Losses)	Share Based Payments Reserve	Foreign Currency Translation Reserve	Convertible Notes Reserve	Non- controlling Interests	Total
	$	$	$	$	$	$	$
Profit after income tax expense for the year		4,187,192	-	-	-	-	4,187,192
Share of net profit of associate accounted for using the equity method	-	37,510	-	-	-	-	37,510
Discontinued operations	-	24,132,542	-	-	-	-	24,132,542
Discontinued operations - NCI	-	70,338	-	-	-	(70,338)	-
Other Comprehensive income/(loss) for the period	-	-	-	(2,485,775)	-	-	(2,485,775)
Total Comprehensive Income	110,523,197	(113,190,029)	4,907,496	730,544	11,690,242	-	14,661,450
Settlement of series 4 con note debt	-	3,648,348	-	-	(11,690,242)	-	(8,041,894)
Share capital reduction via accumulated losses offset[9]	(110,000,000)	110,000,000	-	-	-	-	-
Share based payment	-	-	150,000	-	-	-	150,000
Share based payment reserve cleared	-	4,907,496	(4,907,496)	-	-	-	-
Balance as at 30 June 2015	523,197	5,365,815	150,000	730,544	-	-	6,769,556

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

9 The share capital reduction does not affect the number of fully paid ordinary shares on issue by the Company.

28

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2015

	Note	2015 $	2014 $
Cash Flows From Operating Activities
Receipts from customers		3,840,439	666,081
Payments to suppliers and employees		(3,461,059)	(2,500,167)
Interest received		17,529	1,231
Finance costs		-	(1,112,595)
Income tax paid		(5,445)	(10)
Net cash generated / (used in) operating activities	27	391,464	(2,945,460)

Cash Flows From Investing Activities
Purchase of property, plant and equipment		-	(35,211)
Proceeds and deposit from sale of assets		28,894,946	11,024,194
Release of performance bond and deposits		20,843	(1,688)
Amounts placed on deposit for legal dispute		(5,105,051)	-
Asset sale retention deposit		(354,610)	-
Payments for investment in Associate		(3,731,689)	-
Cash balance from deconsolidated operations	32	(32,648)	(6,517)
Net cash provided from investing activities		19,691,791	10,980,778

Cash Flows From Financing Activities
Proceeds from share issue (net of costs)		-	108,000
Proceeds from borrowings		-	303,479
Repayments of borrowings		(17,730,983)	(9,371,693)
Net cash provided / (used by) by financing activities		(17,730,983)	(8,960,214)
Net Increase (Decrease) In Cash And Cash Equivalents		2,352,272	(924,896)
Cash and cash equivalents at beginning of the financial year		451,953	1,419,617
Effects of exchange rate fluctuations of cash held in foreign currencies		346,551	(42,768)
Cash And Cash Equivalents At End Of Financial Year	12	3,150,776	451,953

The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

29

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of operations and general information

Mission NewEnergy Limited is a company domiciled in Australia (ACN: 117 065 719) and:

-	listed on the ASX (MBT) with its operations in Malaysia;
-	that has a 20% interest in a Joint Venture owning a 250,000 tpa (approx. 75 million gallon p.a.) biodiesel refinery which will be retrofitted to produce biodiesel from lower cost feedstock.

2.	Basis of preparation

Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards (AASB’s) (including Australian interpretations) issued by the Australian Accounting Standards Board (AASB) and the Corporations Act 2001. The consolidated financial report of the Group complies with International Financial Reporting Standards (IFRSs) and Interpretations issued by the International Accounting Standards Board (IASB). Mission NewEnergy Limited is a for-profit entity for the purpose of preparing the financial statements.

Basis of measurement

The financial report has been prepared on an accruals basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied. All amounts shown are in Australian dollars ($A) unless otherwise stated.

The financial statements have been prepared on a going concern basis. The ability of the Group to continue as a going concern and pay its debts as and when they fall due is dependent on the continued support of its investors, bankers and suppliers.

The Group has applied amendments to the Corporation Act (2001) that remove the requirement for the Group to lodge parent entity financial statements. Parent entity financial statements have been replaced by the specific parent entity disclosures in Note 30.

Functional and Presentation currency

The consolidated financial statements are presented in Australian Dollars. The functional currencies of the operating units are as follows:

-	Refining operations - Malaysian Ringgit
-	Feedstock operations – Indian Rupee
-	Other – Australian Dollar.

The Board of Directors approved this financial report on 31 August 2015.

30

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

3.	Statement of Significant Accounting Policies

Except where stated, these accounting policies have been consistently applied by each entity in the Group and are consistent with those of the previous year.

New, revised or amending Accounting Standards and Interpretations adopted

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 July 2014:

•	AASB 2013-3 Amendments to AASB 136 – Recoverable Amount Disclosures for Non-Financial Assets,
•	AASB 2013-4 Amendments to Australian Accounting Standards – Novation of Derivatives and Continuation of Hedge Accounting,
•	Interpretation 21 Accounting for Levies,
•	AASB 2014-1 Amendments to Australian Accounting Standards.

The adoption of AASB 2013-3 had a small impact on the impairment disclosures and AASB 2014-1 has required additional disclosures in our segment note. Other than that, the adoption of these standards did not have any impact on the current period or any prior period and is not likely to affect future periods.

The Group also elected to adopt the following two standards early:

•	Amendments made to Australian Accounting Standards by AASB 2015-1 (Improvements 2012- 2014 cycle), and
•	Amendments made to AASB 101 by AASB 2015-2 (Disclosure initiative).

As these amendments merely clarify the existing requirements, they do not affect the group’s accounting policies or any of the disclosures.

a.	Principles of Consolidation

The consolidated financial statements comprise the financial statements of Mission NewEnergy Limited and its subsidiaries, as defined in Accounting Standard AASB 127 ‘Consolidated and Separate Financial Statements’. These include Mission Biofuels Sdn Bhd, Mission Agro Energy Limited, and Oleovest PL.

During the current financial year Mission Agro Energy Limited, and Oleovest PL have been deconsolidated from the Group financials with effect from 1 March 2015 due to an effective change in control as a result of a settlement agreement with convertible note.

A list of controlled, jointly controlled and associate entities with details of acquisitions and disposals is contained in Note 15 to the financial statements. All controlled entities have a 30 June financial year-end.

All inter-company balances and transactions between entities in the Consolidated Group, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies applied by the parent entity.

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Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

Where controlled entities have entered or left the Consolidated Group during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.

Non-controlling interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

b.	Business combinations

The Group applies the acquisition method in accounting for business combinations. The consideration transferred by the Group to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Group, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred. The Group recognises identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognised in the acquiree's financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values. Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the sum of a) fair value of consideration transferred, b) the recognised amount of any non-controlling interest in the acquiree and c) acquisition-date fair value of any existing equity interest in the acquiree, over the acquisition-date fair values of identifiable net assets. If the fair values of identifiable net assets exceed the sum calculated above, the excess amount (i.e. gain on a bargain purchase) is recognised in profit or loss immediately.

c.	Income Tax

The charge for current income tax expense is based on the profit/(loss) for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the reporting date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the Statement of profit or loss, except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the Group will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

32

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

d.	Property, Plant and Equipment

Each class of property, plant and equipment is carried at cost less, where applicable, any accumulated depreciation and impairment losses.

The cost of fixed assets constructed within the Group includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the Statement of profit or loss during the financial period in which they are incurred.

e.	Depreciation

The depreciable amount of all fixed assets including buildings and capitalised leased assets, but excluding freehold land, is depreciated on a straight-line basis over their useful lives commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

Class of Fixed Asset	Depreciation Rate
Buildings	5%
Leasehold improvements	10%
Machinery and equipment	10%
Biodiesel Plant	5%
Computer equipment	20% - 33%
Office equipment	10%
Leased plant and equipment	10%

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the Statement of profit or loss.

f.	Leases

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

33

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

g.	Financial Instruments

Recognition

Financial instruments are initially measured at fair value on trade date, which includes transaction costs (except where the instrument is classified as ‘fair value through profit or loss’ in which case transaction costs are expensed to profit or loss immediately), when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Compound financial instruments (Convertible Notes)

Compound financial instruments issued by the Group comprise convertible notes that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value. The liability component of a compound financial instrument is recognised initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognised initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest, dividends, losses and gains relating to the financial liability are recognised in profit or loss. On conversion, the financial liability is reclassified to equity; no gain or loss is recognised on conversion.

Financial liabilities

Non-derivative financial liabilities are recognised at amortised cost.

Fair value

Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value for all unlisted securities, including recent arm’s length transactions, reference to similar instruments and option pricing models.

Impairment of financial assets

At each reporting date, the Group assesses whether there is objective evidence that a financial instrument has been impaired. Impairment losses are recognised in the Statement of profit or loss.

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Mission NewEnergy Limited and Controlled Entities

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h.	Impairment of non-financial Tangible and Intangible Assets

At each reporting date, the Group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset’s fair value less costs to sell and value in use, is compared to the asset’s carrying value. Any excess of the asset’s carrying value over its recoverable amount is expensed to the Statement of profit or loss.

Impairment testing is performed at each reporting date for goodwill and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

i.	Intangibles

Goodwill

Goodwill on consolidation is initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

j.	Foreign Currency Transactions and Balances

Functional and presentation currency

The functional currency of each of the Group’s entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity’s functional and presentation currency.

Transaction and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the Statement of profit or loss, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the Statement of Profit or Loss.

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Mission New Energy Limited and Controlled Entities

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Group companies

The financial results and position of foreign operations whose functional currency is different from the Group’s presentation currency are translated as follows:

-	assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;

-	income and expenses are translated at average exchange rates for the period where this is not materially different from the rate at the date of the transaction; and

-	retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the Group’s foreign currency translation reserve in the statement of financial position. These differences are recognised in the Statement of Profit or Loss in the period in which the operation is disposed.

k.	Employee Benefits

Provision is made for the Company’s liability for employee benefits arising from services rendered by employees to reporting date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Equity-settled compensation

Equity settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity settled share share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

l.	Trade and Other Payables

Trade payables and other accounts payable are recognised when the Group becomes obliged to make future payments resulting from the purchase of goods and services.

m.	Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

n.	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of 3 months or less, and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the statement of financial position.

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

o.	Revenue Recognition

Revenue from the sale of goods is recognised upon the delivery of goods to customers, when reasonable certainty exists that such revenues will be realised and the risks and rewards of ownership have been transferred.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers

All revenue is stated net of the amount of goods and services tax (GST).

p.	Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is necessary to complete and prepare the asset for its intended use. Other borrowing costs are expensed in the period in which they are incurred.

q.	Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST

Cash flows are presented in the statement of cash flows on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows

r.	Earnings per share

Basic earnings per share are calculated by dividing the profit attributable to owners of the company, excluding costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after tax effect of interest and other financing costs associated with the dilutive potential ordinary shares, and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

s.	Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

4.	New standards and interpretations not yet adopted

New Accounting Standards and Interpretations not yet mandatory or early adopted

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for the annual reporting period ended 30 June 2015. The consolidated entity's assessment of the impact of these new or amended Accounting Standards and Interpretations, most relevant to the consolidated entity, are set out below.

AASB 9 Financial Instruments and its consequential amendments

Adoption of AASB 9 is only mandatory for the year ending 31 December 2018. The entity has not yet made an assessment of the impact of these amendments.

AASB 15 Revenue

Adoption of AASB 9 is only mandatory for the year ending 1 January 2017. Due to the recent release of this standard, the entity has not yet made a detailed assessment of the impact of this standard.

AASB 2014-3 (issued August 2014) - Amendments to Australian Accounting Standards - Accounting for Acquisitions of Interests in Joint Operations

When an entity acquires an interest in a joint operation whose activities meet the definition of a ‘business’ in AASB 3 Business Combinations, to the extent of its share of assets, liabilities, revenues and expenses as specified in the contractual arrangement, the entity must apply all of the principles for business combination accounting in AASB 3, and other IFRSs, to the extent that they do not conflict with AASB 11 Joint Arrangements. There will be no impact on the financial statements when these amendments are first adopted because they apply prospectively to acquisitions of interests in joint operations.

AASB 2014-10 (issued December 2014) Amendments to Australian Accounting Standards - Sale or Contribution of Assets between An Investor and its Associate or Joint Venture

Removes the inconsistency between AASB 10 Consolidated Financial Statements and AASB 128 Investments in Associates and Joint Ventures in accounting for transactions where a parent loses control over a subsidiary that is not a business under AASB 3 Business Combinations, by selling part of its interest to an associate or joint venture, or by selling down part of its interest so that the remaining investment becomes an associate or joint venture.

There will be no impact on the financial statements when these amendments are first adopted because they apply prospectively to sales or contributions of assets occurring after the application date.

AASB 2015-2 (issued January 2015) - Amendments to Australian Accounting Standards - Disclosure Initiative: Amendments to AASB 101

These amendments affect presentation and disclosures only. Therefore on first time adoption of these amendments on 1 July 2016, comparatives may need to be restated in line with presentation and note ordering.

38

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

5.	Critical Accounting Estimates and Judgments

The preparation of annual financial reports requires the Board to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The Board evaluates estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the Group. Actual results may differ from these estimates Except as described below, in preparing this consolidated financial report, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated financial report as at end for the year ended 30 June 2015. During the twelve months ended 30 June 2015 management reassessed its estimates in respect of:

Impairment of assets

The Group assesses impairment of assets at each reporting date by evaluating conditions specific to the Group that may lead to impairment. Where an impairment trigger exists, the recoverable amount of the asset is determined.

Credit risk of receivables

Malaysian operations

Credit risk for receivables at 30 June 2014 in the refining operations resulted from amounts recoverable from an EPCC contractor whereby the Group incurred costs during commissioning testing which the EPCC contractor was obliged to pay. This receivable has been impaired during the current financial period as under the terms of the mutually agreed settlement of the dispute between the Company and KNM Process Systems (see Events Occurring after the Reporting Period, note 31), this amount will not be recovered.

Property, Plant and Equipment

Property, plant and equipment are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Where a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less costs to sell’.

Impairment of refineries

The Board reviews the carrying value of its refinery assets at each reporting date.

During the current financial period, an impairment reversal of the refinery has been reflected due to the sale of the refinery.

39

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

	June 2015	June 2014
	$	$
Impairment of refinery assets	-	29,336
Impairment of deconsolidated intercompany loans	-	288,216
Impairment of receivable	671,660
Impairment of subsidiary investment	-	45,680
Total	671,660	363,232

Investments in subsidiaries

Investments held by the parent entity, Mission NewEnergy Limited, are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. The recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less costs to sell’.

In line with the impairment of the carrying value of assets in the subsidiaries, the parent entity has impaired the value of all subsidiaries to zero. This accounting adjustment has no impact on the cash flows or the Consolidated Financial Statements of the Group. Refer to note 30: Parent Information for further details.

Investments in associates

Investments in associates held by the parent entity, Mission NewEnergy Limited, are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. The recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less costs to sell’.

The 20% shareholding of Felda Green Energy Sdn Bhd in Malaysia is carried at cost less the groups share of losses for the reporting period (Refer to note 15).

6.	Determination of fair value

A number of the Groups accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Share based payment transactions

The fair value of employee share based payments is measured using the share price on grant date.

40

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

7.	Sales Revenue

	2015	2014
	$	$
Sales Revenue	-	-

Other Income
Interest income	17,907	1,231
Gain on settlement and restructure of convertible notes	7,245,011	9,671,893
Sundry income	7,841	10,462
Total Other Income	7,270,759	9,683,586

The Company successfully settled the Series 4 Convertible Notes during the period, which resulted in a non-cash gain in the profit and loss.

8.	Expenses

	2015	2014
	$	$
8a) Employee costs
Wages and Salaries	1,369,926	1,329,564
Contribution to defined contribution plans	54,338	47,137
Share based payment	150,000	-
	1,574,264	1,376,703
8b) Other expenses:
Audit fees	53,096	80,308
Computer maintenance & consumables	5,670	3,415
Communication expenses	40,209	47,462
Insurance costs	149,578	170,359
Legal fees	1,372,921	374,356
Plant operating costs	293,384	290,470
Other administrative costs	70,329	97,272
Total	1,985,187	1,042,388

41

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

9.	Income Tax

			2015	2014
			$	$
a.	The components of tax expense comprise
	Current tax		(5,497)	-
	Deferred tax	21	-	-
			(5,497)	-
b.	The prima facie tax on the profit (loss) from ordinary activities before income tax is reconciled to the income tax as follows:
	Accounting profit/(loss) before tax		4,192,689	(608,917)
	Gain / (Loss) for the year from discontinued operations		24,306,392	(155,634)
	Total Gain / (Loss) for the year		28,499,081	(764,551)
	Prima facie tax (benefit)/expense on profit/ (loss) from ordinary activities before income tax at 30%		8,549,724	(229,365)
	Adjusted for:
	Tax effect of:
	- overseas tax rate differential		(1,490,988)	167,036
	- Impairment of non-assessable item		(8,074,474)	108,970
	- other non-assessable items		1,010,241	(46,641)
			(5,497)	-
	Add:
	Over provision for income tax in prior year		-	-
	Income tax attributable to entity		-	-

	The applicable weighted average effective current tax rate is as follows:		0%	0%

Deferred tax assets on temporary differences and losses are not recognised because it is not probable that future taxable profit will be available against which the unused tax losses can be used. Refer to note 21 for further disclosures on deferred tax assets and liabilities.

42

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

10.	Auditors’ Remuneration

	2015	2014
	$	$
Audit services
Remuneration of the auditor of the parent entity for:
- auditing or reviewing the financial reports – BDO Audit (WA) Pty Ltd	49,725	61,956

11.	Earnings per share

a.	Reconciliation of earnings to profit or loss
	Earnings used in calculation of both ordinary and dilutive EPS	28,357,244	(1,077,231)

b	Earnings used in calculation of both ordinary and dilutive EPS for ongoing operations	4,187,192	(608,917)

c.	Weighted average number of ordinary shares outstanding during the year used in calculating basic EPS	31,253,837	13,377,124
	Effect of:

	Weighted average number of ordinary shares outstanding during the year used in calculating dilutive EPS	31,253,837	13,377,124

Diluted earnings per share exclude convertible notes, performance rights and options that had an exercise price above the average market price during the period they existed. All the potential ordinary shares were anti-dilutive as they were all below the conversion price. Where a loss is made, all convertible notes, performance rights and options are excluded as the impact of including them would be to reduce the loss per share.

12.	Cash and cash equivalents

	2015	2014
	$	$
Cash at bank and in hand	1,033,903	451,953
Short-term bank deposits	2,116,873	-
	3,150,776	451,953

See note 29, Financial Instruments, for information on risk exposures for cash and cash equivalents.

43

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

13.	Trade and Other Receivables

	2015	2014
	$	$
CURRENT
Trade receivables	-	-
Other receivables	77,340	3,549,702
TOTAL	77,340	3,549,702

At each reporting date, the Board assesses the likely timing of recoverability of receivables and bases this assessment on a number of significant assumptions and estimates. Please refer to note 5, critical accounting estimates and judgements, and note 29 for a detailed discussion around credit risk, provisioning and age analysis of trade and other receivables.

14.	Other Financial Assets

Current
Sundry financial assets	345,961	-
Sundry financial assets (cash held in deposit)	5,234,061	-
	5,580,022	-

Monies received from the sale of the 250,000 tp refinery, withheld for either settlement of claims, see note 19, or to be settled as deferred consideration on settlement of convertible notes, see note 20.

15.	Investments in subsidiaries, unconsolidated entities and associates

(a) Material subsidiaries

The Group’s principal subsidiaries at 30 June 2015 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

Oleovest PL and Mission Agro Energy Limited have been deconsolidated from the Group financials with effect from 1 March 2015 pursuant to an agreement with the Groups convertible note holders whom took effective control on that date.

During the financial period the Company acquired 100% of M2 Capital Sdn Bhd, a Malaysian registered Company, which in turn owns 20% of FGV Green Energy Sdn, a Malaysian registered Company formed to own the 250,000 tpa refinery sold by the Group during the financial period.

44

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

A	Controlled Entities Consolidated

		Country of Incorporation	Percentage Owned (%)			Ownership interest held by non- controlling interests
			2015		2014	2015	2014	Principal activities
	Parent Entity:
	Mission NewEnergy Limited	Australia

	Subsidiaries of Mission NewEnergy Limited:
	Mission Biofuels Sdn Bhd	Malaysia	100		100			Previously held a biodiesel refinery
	M2 Capital Sdn Bhd	Malaysia	100		-			Holding company for biodiesel refinery investment

	Mission Agro Energy Limited	Mauritius	-	[10]	100			Holding company for India agro business
	Oleovest PL	Singapore	-	[11]	85	-	15	Holding company for Indonesia palm oil business

B.	Unconsolidated entities
	PT Sinergi Oleo Nusantara	Indonesia	-		70	-	30	Palm oil processing
C.	Associates
	Felda Green Energy Sdn Bhd	Malaysia	20		-	80	-	Biodiesel refining

10 The results from operations within this subsidiary have been deconsolidated from 1 March 2015.

11 The results from operations within this subsidiary have been deconsolidated from 1 March 2015.

45

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

(b) Non controlling interests

Set out below is summarised financial information for Oleovest PL whom had a non-controlling interests that was material to the Group. The amounts disclosed are before inter-company eliminations.

Summarised Statement of Financial Position	2015	2014
Current Assets	-	2,971,412
Current Liabilities	-	2,972,854
Current Net Assets	-	(1,442)
Net Assets	-	(1,442)
Accumulated NCI loss	-	(70,864)
Summarised statement of profit or loss and other comprehensive income
Revenue	-	-
Expenses	-	79,282
Total comprehensive income	-	(75,726)
Net profit/(loss) allocated to NCI	-	(16,886)
Dividends paid to NCI	-	-
Summarised cash flows
Cash flows from operating activities	-	(21,879)
Cash flows from investing activities	-	21,835
Cash flows from financing activities	-	-
Net increase/(decrease) in cash	-	(4)

(c) Transactions with non-controlling interests.

The Group has not had any transactions with non-controlling interests during the current and prior financial year.

(d) Unconsolidated entities.

PT Sinergi Oleo Nusantara (PTSON) is an entity in which the Group, through Oleovest Pty Ltd, invested to explore the implementation of a palm oil processing operation. Shortly after incorporation the minority shareholder defaulted on material contractual terms and at the date of this report the arbitration proceedings have been concluded and the joint venture partner ordered to return the money invested.

46

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

(e) Associate entity.

Set out below is the associate of the group as at 30 June 2015 which, in the opinion of the directors, is material to the group. The entity listed below has share capital consisting solely of ordinary shares, which are held directly by the group. The country of incorporation or registration is also their principal place of business, and the proportion of ownership interest is the same as the proportion of voting rights held.

Name of	Country of	Percentage Owned (%)		Nature of	Measurement	Carrying amount ($)
entity	Incorporation	2015	2014	relationship	method	2015	2014
FGV Green Energy Sdn Bhd	Malaysia	20	-	Associate	Equity method	3,770,173	-

Summarised statement of	FGV Green Energy Sdn Bhd
comprehensive income	2015	2014
Interest income	351,764	-
Profit from operations	187,553	-
Dividends received	-	-

	FGV Green Energy Sdn Bhd
Summarised balance sheet	2015	2014
Cash and cash equivalents	29,197,747	-
Other current assets	337,653	-
Non-current assets	33,716,894	-
Current liabilities	(1,686,587)	-
Non-current financial liabilities	(42,940,643)	-
Net Assets	18,625,064	-

47

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

16.	Property Plant and Equipment

	Land and Building	Office Equipment	Computer Equipment and software	Motor Vehicle	Asset Under Construction	Total
Cost at 30 June 2013	338	147,585	869,503	115,387	45,565,421	46,698,234
Additions	-	24,365	10,846	-	-	35,211
Foreign Currency Translation	-	(4,187)	(20,528)	-	-	(24,715)
Transferred to Non-current Assets Held for Sale (Current Asset)	-	(24,965)	(6,615)	-	-	(31,580)
Disposal	-	(2,022)	(208)	-	-	(2,230)
Cost at 30 June 2014	338	140,776	852,998	115,387	45,565,421	46,674,920
Additions	-	-	-	-	-	-
Disposal/Impairment	(338)	(140,776)	(840,798)	(115,387)	(45,565,421)	(46,662,720)
Cost at 30 June 2015	-	-	12,200	-	-	12,200

48

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

Accumulated Depreciation and Impairment
	Land and Building	Office Equipment	Computer Equipment and software	Motor Vehicle	Asset Under Construction	Total
Accumulated Depreciation and Impairment at 30 June 2013	338	147,585	863,501	115,387	45,565,421	46,692,232
Depreciation for the year (continuing operation)	-	-	7,412	-	-	7,412
Impairment – Refer to note 5	-	22,734	6,602	-	-	29,336
Foreign Currency Translation	-	(29,543)	(27,338)	-	-	(56,881)
Accumulated Depreciation and Impairment at 30 June 2014	338	140,776	850,177	115,387	45,565,421	46,672,099
Depreciation for the year (continuing operation)	-	-	2,874	-	-	-
Impairment/Disposal	(338)	(140,776)	(840,851)	(115,387)	(45,565,421)	(46,672,099)
Accumulated Depreciation and Impairment at 30 June 2015	-	-	12,200	-	-	12,200

Carrying Amounts
At 30 June 2014	-	-	2,821	-	-	2,821
At 30 June 2015	-	-	-	-	-	-

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

Impairment loss

Refer to note 5, Critical Accounting estimates for a detailed discussion on the impairment of assets.

Assets under construction

These relate to the second biodiesel plant (being the 250,000 tpa plant) in Malaysia. At 30 June 2014 the final acceptance of this plant is under dispute and the matter has been referred to arbitration. See note 24 on capital commitments relating to this plant.

17.	Other Assets

CURRENT
	2015	2014
Prepayments	-	129,475
Security Deposits	42,937	92,442
	42,937	221,917

18.	Trade and Other Payables

CURRENT
Unsecured liabilities:
Trade payables	182,128	125,765
Sundry payables and accrued expenses	257,885	-
	440,013	125,765
19.	Provisions

CURRENT
Provision for leave	177,619	149,735
Provision for legal settlements	5,234,060	-
	5,411,679	149,735

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

20.	Financial Liabilities

	2015	2014
	$	$
NON-CURRENT
Secured loans	-	-
Convertible Notes (unsecured)
- Nominal value (unsecured)	-	25,383,760
- Equity portion of convertible note	-	(11,690,242)
- Amortisation of equity portion	-	669,954
- Accrued Interest	-	761,514
	-	15,124,986

During the current financial year the full value of the convertible notes was settled, subject to any deferred payments pending the outcome of claims over cash held in deposit.

	2015	2014
Units 10	-	390,520
Maturity date	-	31 December 2018
Interest rate per annum	-	6%
Convertible into ordinary shares at the option of the Holder or the Company in the circumstances set out in the Terms and Conditions of the Notes.	-	1 note for 433 ordinary shares
Conversion price	-	$65.00

21.	Tax

	2015	2014
	$	$
Liabilities
CURRENT
Current Tax liability / (asset)	-	-
NON-CURRENT
Deferred tax liability comprises:
Unrealised FX gains	-	-
Accruals	-	-
Other	-	-
Total	-	-

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

Assets
Deferred tax assets comprise:
Provisions	-	-
Transaction costs included in equity	-	-
Other	-	-
	-	-

Reconciliations
i.	Gross Movements
The overall movement in the deferred tax account is as follows:
	Opening balance	-	-
	(Charge)/credit to statement of profit or loss	-	-
	Foreign currency translation difference	-	-
	Closing balance	-	-

ii.	Deferred Tax Liability
The movement in deferred tax liability for each temporary difference during the year is as follows:
Tax allowances relating to unrealised FX gains:
	Opening balance	-	-
	Charged to the statement of profit or loss	-	-
	Closing balance	-	-
Tax allowances relating to accruals:
	Opening balance	-	-
	Charged to the statement of profit or loss	-	-
	Closing balance	-	-

Other
Opening balance	-	-
Charge to the statement of profit or loss	-	-
Foreign currency translation difference	-	-
Closing Balance	-	-

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

iii.	Deferred tax assets
The movement in deferred tax assets for each temporary difference during the year is as follows:
Provisions:
	Opening balance	-	-
	Charged to the statement of profit or loss	-	-
	Closing balance	-	-
Transactions costs on equity issue:

	Opening balance	-	-
	(Charged)/Credited directly to equity	-	-
	Closing balance	-	-

Other
	Opening balance	-	-
	Charged/(Credited) to the statement of profit or loss	-	-
	Closing balance	-	-

Deferred tax assets on losses to a value of $1.7 million to date are not brought to account due to not being probable of being recovered. In addition, deferred tax assets for deductible temporary differences of A$8.3 million and deferred tax liabilities for temporary differences of $NIL million have not been brought to account.

53

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

22.	Issued Capital

Fully paid ordinary shares (Issued and authorised)

	2015	2015	2014	2014
	Number	$	Number	$

At the beginning of reporting period	25,870,275	110,523,197	10,870,275	110,415,197
Ordinary shares issued
- May 2014	-	-	15,000,000	108,000
February 2015 - Shares issued pursuant to employee share scheme	15,000,000	-	-	-
Sub-total	40,870,275	110,523,197	25,870,275	110,523,197
Shares capital reduction pursuant to Shareholder approval	-	(110,000,000)	-	-
At reporting date	40,870,275	523,197	25,870,275	110,523,197

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held.

At the shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

There were no warrants and options in existence at reporting date.

a.     Options and Performance Shares

For information relating to the Mission NewEnergy Limited option and performance right plans, including details of options and performance shares issued, exercised and lapsed during the financial year and the options outstanding at year-end, refer to the Remuneration report.

b.     Capital Management

Management controls the capital of the Group in order to maintain an appropriate debt to equity ratio, provide the shareholders with adequate returns and ensure that the Group can fund its operations and continue as a going concern. Due to the stage that the business is in, managements preferred approach is to fund the business with equity, however where equity funding is not available debt funding is considered. Management reviews historic and forecast cash flows on a regular basis in order to determine funding needs.

The Group has no debt and capital includes ordinary share capital, supported by financial assets.

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

23.	Reserves

1.        Share based payments reserve

The share based payments reserve arose on the issue of 150,000 shares to various officers of the Company.

Amounts are transferred out of the reserve and into issued capital when the options are exercised, or if lapsed, then transferred to retained earnings.

2.        Foreign currency translation reserve

The foreign currency translation reserve records exchange differences arising on translation of foreign controlled subsidiaries.

3.        Convertible Notes Reserve

The Convertible Notes reserve is used to record the equity component, less the cost of issue, of the convertible notes. These notes were fully settled during the current financial year.

55

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

24.	Capital and Leasing Commitments

	2015	2014
	$	$
Operating Lease Commitments
- not later than 12 months	8,303	86,617
- between 12 months and 5 years	-	381,546
- greater than 5 years	-	988,321
	8,303	1,456,484

Mission Biofuels Sdn Bhd has entered into a lease of one office in Kuala Lumpur, Malaysia. The lease expires on 30 April 2016.

Capital Expenditure Commitments

	2015	2014
	$	$
Capital expenditure commitments contracted for: -
Acquisition and installation biodiesel plants[12]	-	1,829,666
	-	1,829,666

25.	Contingent Liabilities and Contingent Assets

The Group is not aware of any contingent liabilities or contingent assets as at 30 June 2015.

12 This value was net of late delivery charges and other costs and counter claims the Group believed was eligible to be offset against the completion payments of the second biodiesel plant.

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

26.	Segment reporting

Segment Report – 2015	Biodiesel Refining (Continuing Operations)	Corporate	Consolidated (Continuing Operations)	Discontinued Operations	Total (Continuing and Discontinued Operations)
	2015	2015	2015	2015	2015
	$	$	$	$	$
Revenue
Revenue from external customers	-	-	-	-	-
Interest received	2,262	15,645	17,907	-	17,907
Other revenue	999,195	7,245,011	8,244,206	679,364	8,923,570
Total segment revenue	1,001,457	7,260,656	8,262,113	679,364	8,941,477
Employee benefits expense	(200,912)	(1,373,352)	(1,574,264)	-	(1,574,264)
Impairment reversal	26,914,912	-	26,914,912	-	26,914,912
Depreciation and amortisation	-	(2,876)	(2,876)	-	(2,876)
Finance costs	-	(1,814,826)	(1,814,826)	-	(1,814,826)
Other expenses	(3,533,839)	(691,873)	(4,225,712)	260,371	(3,965,341)
Share of net profit of associate accounted for using the equity method	37,510	-	37,510	-	37,510
Segment result before tax	24,219,128	3,377,729	27,596,857	939,735	28,536,592
Income tax expense			(5,497)	-	(5,497)
Net profit before accumulated loss from discontinued operations			27,591,360	939,735	28,531,095
Non-controlling interest			-	(141,202)	(141,202)
Net assets written off from discontinued operations			-	(32,648)	(32,648)
Net profit / (loss) for the year			27,591,360	765,885	28,357,245

Non-current Segment assets	3,769,200	973	3,770,173	-	3,770,173
Total Segment assets	9,506,177	3,115,071	12,621,248	-	12,621,248
Segment liabilities	(5,478,468)	(377,224)	(5,851,692)	-	(5,851,692)
Acquisitions of property, plant and equipment	-	-	-	-	-

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

Segment Reporting - 2014

	Biodiesel Refining (Continuing Operations)	Corporate	Consolidated (Continuing Operations)	Jatropha and Power Generation (India) (Discontinued Operations)	Refining (Malaysia) (Discontinued Operations)	Total (Continuing and Discontinued Operations)
	2014	2014	2014	2014	2014	2014
	$	$	$	$	$	$
Revenue
Revenue from external customers	-	-	-	140,021	-	140,021
Interest received	-	1,231	1,231	-	-	1,231
Other revenue	4,942	9,677,413	9,682,355	-	714,411	10,396,766
Total segment revenue	4,942	9,678,644	9,683,586	140,021	714,411	10,538,018
Employee benefits expense	(175,040)	(1,201,663)	(1,376,703)	-	(168,289)	(1,544,992)
Impairment	(255,410)	(107,822)	(363,232)	114,063	204,152	(45,017)
Depreciation and amortisation	-	(7,412)	(7,412)	-	-	(7,412)
Finance costs	-	(4,862,648)	(4,862,648)	(56,044)	-	(4,918,692)
Other expenses	(2,748,939)	(933,569)	(3,682,508)	(60,464)	(1,029,956)	(4,772,928)
Segment result before tax	(3,174,447)	2,565,530	(608,917)	137,576	(279,682)	(751,023)
Profit/loss from ordinary activities before income tax			(608,917)	137,576	(279,682)	(751,023)
Income tax expense			-	-	(13,527)	(13,527)
Net profit before accumulated loss from discontinued operations			(608,917)	137,576	(293,209)	(764,550)
Net assets written off from discontinued operations			-	(268,865)	(60,702)	(329,567)
Net profit / (loss) for the year			(608,917)	(131,289)	(353,911)	(1,094,117)

Non-current Segment assets	633,056	3,368,600	4,001,656	155,441	78,608	4,235,705
Non-current Segment assets – Assets held for sale	-	-	-	1,858,171	-	1,858,171
Total Segment assets	677,845	3,371,421	4,049,266	2,015,009	78,608	6,142,883
Segment liabilities	56,772	15,343,714	15,400,486	1,746,144	17,907	17,164,537
Acquisitions of property, plant and equipment	35,780	4,231	40,011	-		40,011

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

Segment reporting accounting Policies

The Group Chief Executive Officer is the Chief operating decision maker. The reportable segments presented are in line with the segmental information reported during the financial year to the Group Chief Executive Officer.

Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by a segment and consist principally of cash, receivables, inventories, intangibles and property, plant and equipment, net of allowances and accumulated depreciation and amortisation. Segment liabilities consist principally of payables, employee benefits, accrued expenses and borrowings. Segment assets and liabilities do not include deferred income taxes. Segments exclude discontinued operations.

Intersegment Transfers

Segment revenues, expenses and results exclude transfers between segments.

Business and Geographical Segments

The Group had one key business segment, being biodiesel, which is located in Malaysia

27.	Cash Flow Information

Reconciliation of Cash Flow from Operations	2015	2014
with Profit (Loss) after Income Tax	$	$
Profit / (Loss) after income tax before non-controlling interests	4,187,192	(608,917)
Non cash flows in profit / (loss)
Depreciation of plant and equipment – continued operations	2,874	7,412
Interest accrued	870,703	761,514
Gain on the settlement/restructure of Convertible Note	(7,245,011)	(9,671,893)
Amortisation of Equity portion of Convertible Note	944,123	3,199,884
Provision for employee benefits	27,883	13,555
Impairment of assets	-	29,336
Share based payment	150,000	-
Impairment of receivables and loans	672,510	333,896
Net cash (used in) operating activities before change in assets and liabilities	(389,726)	(5,935,213)

Change in assets and liabilities
Decrease in receivables	3,123,545	-
(Increase) / decrease in other assets	(17,268)	136,959
Decrease / (Increase) in deferred tax and current tax	52	(11)
Increase in creditors and accruals	316,172	22,491
Foreign Currency Adjustments	(3,581,046)	2,398,277
	(158,545)	(3,377,497)
Cash generated by discontinued operations	939,735	432,037
Cash generated / (used in) operations	391,464	(2,945,460)

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

Cash flows included above from discontinued operations (being the Indonesian Palm Oil segment and the Mauritian holding company) are a net operating cash generation of $0.9 million (primarily from the gain on settlement of arbitration proceedings) for the period ended 30 June 2015 ($0.02 million loss for 30 June 2014).

There were no non-cash investing activities during the reported periods.

Credit Standby Facilities with Banks and Funding Sources

	2015	2014
	$	$
Loan facilities	-	5,297,171
Amount utilised	-	-
	-	5,297,171

28.	Related Parties

There were no transactions with related parties during the period other than with subsidiaries which were 100% wholly owned.

29.	Financial Instruments

Financial Risk Management

The Group has a financial risk management policy in place and the financial risks are overseen by the Board. The Group’s financial instruments consist mainly of deposits with banks, other financial assets, accounts payable, and loans to and from subsidiaries.

The principal risks the Group is exposed to through its financial instruments are interest rate risk, foreign currency risk, liquidity risk and credit risk.

The Group does not have any financial assets carried at fair value therefore no further disclosure in relation to the fair value hierarchy is presented. In addition the group does not have any financial instruments that are subject to recurring or non-recurring fair value measurements.

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

Fair value of financial instruments

	Carrying amount $	Fair Value $	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	3,150,776	3,150,776	-	-	-
Receivables (Current)	77,340	77,340	-	-	-
Financial liabilities
Trade and other payables	440,013	440,013	-	-	-
Current loans	-	-	-	-	-
Non-current loans	-	-	-	-	-

The fair value measurements are shown by level of the following fair value measurement hierarchy:

•	Level 1 - quoted prices (unadjusted) in active markets for identical as-sets or liabilities

•	Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly, and

•	Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of cash and cash equivalents, other financial assets, receivables, trade and other payables and current loans are short-term instruments in nature whose carrying value is equivalent to fair value.

Interest rate risk

Interest rate risk is managed with floating rate deposits.

Group sensitivity

At 30 June 2015, if interest rates had changed by -/+ 25 basis points, with all other variables held constant, the following financial impacts would have been recorded by the Group;

-	Effect on post tax profit – A$ Nil lower/higher (2014: A$ Nil lower/higher)
-	Equity would have been – A$ Nil lower/higher (2014: A$ Nil lower/higher)

Foreign currency risk

The Group operates internationally through a number of subsidiaries and is thus exposed to fluctuations in foreign currencies, arising from the foreign currencies held in its bank accounts, the sale of goods in currencies other than the Group’s measurement currency, and the translation of results from investments in foreign operations. The foreign exchange exposures are primarily to the Malaysian Ringgit and the US dollar.

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

Foreign currency risks arising from commitments in foreign currencies are managed by holding cash in that currency. Foreign currency translation risk is not hedged, with translation differences being reflected in the foreign currency translation reserve.

Group sensitivity

At 30 June 2015, if foreign currencies had changed by -/+ 10%, with all other variables held constant, the following financial impacts would have been recorded by the Group;

Effect on cash and cash equivalent – A$ 24,563 lower/ A$ 148,500 higher (2014: A$ 38,104 lower/ A$46,571 higher)

Profit and Loss would have been – A$ 24,563 lower/ A$ 148,500 higher (2014: A$ 38,104 lower / A$ 46,571 higher)

Hedging of Foreign Currency Risk

At financial report date the Group had no forward exchange contracts in place.

Credit risk

The following table sets out the credit quality of financial assets:

	2015	2014
	$	$
Cash and Cash Equivalents
Counterparties with external credit rating (Standard and Poors)
A-1+	3,037,914	451,953
P-2	112,862	-
	3,150,776	451,953
Other financial assets
Counterparties with external credit rating (Standard and Poors)
A-1+	-	-
P-2	5,580,022	-
	5,580,022	-
Receivables
Counterparties without external credit rating
Group 1	77,340	3,549,653

Group 1 receivables relate receivables under a cost award where proceeds were received in the following financial year.

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

Commodity Risk

As there was no inventory held as at 30 June 2015, the Group has no exposure to market prices of input costs into the production of biodiesel.

Liquidity risk

			Weighted Average Interest Rate
	2015	2014	2015	2014
	$	$	%	%
Financial Assets:
Cash and cash equivalents	3,150,776	451,953	2.00%	2.35%
Other financial assets	5,580,022	-	-	-
Loans and Receivables	77,340	3,549,653	-	-
	8,808,138	4,001,606

Financial Liabilities summarised by contractual maturity:

Floating Interest Rate – less than 6 months	-	-	-	-
Floating Interest Rate - 6 to 12 months	-	-	-	-
Fixed Interest Rate – 6 to 12 months	-	-	-	-
Non Interest Bearing	-	-	-	-
Total Current Debt	-	-

Non-current debt
Floating Interest Rate (1 to 3 Years)	-	-
Floating Interest Rate (4 to 5 Years)	-	-
Fixed Interest Rate (1 to 3 Years)	-	15,124,986	-	6.0%
Fixed Interest Rate (4 to 5 Years)	-	-
Total Non-Current Debt	-	15,124,986

The Group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate cash is maintained.

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

30.	Parent entity information

Information relating to Mission NewEnergy	2015	2014
Limited:	$	$
Current assets	6,845,637	3,362,796
Total assets	6,846,610	3,365,617
Current liabilities	(377,214)	(218,728)
Total liabilities	-	(15,124,987)
Net asset surplus / (deficit)	6,469,396	(11,978,098)
Issued capital	418,635	110,418,635
Opening Retained loss	(138,994,472)	(136,047,883)
Share based payments reserve	150,000	4,907,496
Convertible notes reserve	-	11,690,242
Total shareholders’ equity	(6,469,396)	(11,978,098)
Profit / (Loss) of the parent entity	26,339,390	1,193,978
Total comprehensive income of the parent entity	26,339,390	1,193,978

Details of any contingent liabilities of the parent entity	-	-
Details of any contractual commitments by the parent entity for the acquisition of property, plant or equipment.	-	-

The parent entity is not aware of any other contingent liabilities or contingent assets as at 30 June 2015.

31.	Events occurring after the reporting period

Other than the matters mentioned below, there have been no significant subsequent events up until the date of signing this Financial Report.

On 5 August 2015 the Company announced that the ongoing dispute with KNM Process Systems Sdn Bhd (KNM) has been amicably settled. The material terms of the settlement are that Mission will pay to KNM A$4m, being the amount put aside by Mission upon the sale of Mission’s 250,000 tpa refinery in February 2015, pursuant to a consent order agreed to by Mission and KNM earlier. Both parties have agreed to withdraw all other claims and counter claims and will discontinue all legal actions against each other.

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

32.	Non-current assets held for sale and discontinued operations

During the current financial year Mission Agro Energy Limited, and Oleovest PL have been deconsolidated from the Group financials with effect from 1 March 2015 due to an effective change in control as a result of a settlement agreement with convertible note holders. Included in discontinued operations is the reversal of the asset impairment on sale of the 250,000 tpa refinery, a gain on conclusion of the sale and a provision raised for legal settlement of matters related to the refinery.

During the previous financial year Mission Biofuels India PL and Mission Biotechnologies Sdn Bhd were treated as discontinued operations.

The revenue, expenditure and carrying amount of the assets and liabilities in this disposal group are summarised as follows:

Discontinued operations	2015	2014
	$	$
Revenue	679,364	854,432
Gain on sale of assets	991,354	-
Legal settlement	(5,211,269)	-
Impairment reversal – non-current assets	27,586,572	-
Net Impairment – current assets	-	318,214
Other expenses and FX gains	260,371	(1,258,709)
Finance Costs	-	(56,044)
Income tax expense	-	(13,527)
Net assets written off on deconsolidation	(32,648)	(329,566)
Net gain / (loss) from discontinued operations	24,273,744	(485,200)
Net gain / (loss) from discontinued operations attributable to non-controlling interests	(141,202)	-
Net gain / (loss) from discontinued operations attributable to members of the parent	24,132,542	(485,200)

The assets in this disposal group were deconsolidated during the current financial period.

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

33. Company Details

The registered office of the company is: Mission NewEnergy Limited, Unit B9, 431 Roberts Road, Subiaco, WA 6008, Australia.

The principal places of business are:

Australia	Mission NewEnergy Limited
Head Office
Unit B9, 431 Roberts Rd, Subiaco,
Western Australia, 6008, Australia.

Malaysia	Mission Biofuels Sdn Bhd
A-5-10 Empire Tower
SS 16/1
47500 Subang Jaya
Selangor, Malaysia

34.	Authorisation of financial statements

The consolidated financial statements for the year ended 30 June 2015 (including comparatives) were approved by the Board of Directors on 31 August 2015.

Dato’ Nathan Mahalingam

Director

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

Directors Declaration

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)
1.	In the opinion of the Directors of Mission NewEnergy Limited (the company):
	a.	The consolidated financial statements and notes are in accordance with the Corporations Act 2001, including:
	i	giving a true and fair view of the financial position of the Group as at 30 June 2015:
	ii	and of it’s performance, for the financial year ended on that date, and
	iii	complying with Australian Accounting Standards (including Australian Accounting Interpretations) and the Corporations Regulations 2001; and
	iv	The financial report also complies with International Financial Reporting Standards and other mandatory professional reporting requirements as disclosed in note 2.
	b.	there are reasonable grounds to believe that Mission NewEnergy Ltd will be able to pay its debts as and when they become due and payable
2.	The Directors have been given the declarations required by section 295A of the Corporations Act 2001 from the Group Chief Executive Officer and Chief Finance Officer for the financial year ended 30 June 2015.

This declaration is made in accordance with a resolution of the Board of Directors.

Dato’ Nathan Mahalingam

Group Chief Executive Officer

Dated: 31 August 2015

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

INDEPENDENT AUDIT REPORT TO MEMBERS OF MISSION NEWENERGY LIMITED

Tel: +61 8 6382 4600 Fax: +61 8 6382 4601 www.bdo.com.au	38 Station Street Subiaco, WA 6008 PO Box 700 West Perth WA 6872 Australia

INDEPENDENT AUDITOR’S REPORT

To the members of Mission NewEnergy Limited

Report on the Financial Report

We have audited the accompanying financial report of Mission NewEnergy Limited, which comprises the consolidated statement of financial position as at 30 June 2015, the consolidated statement of profit or loss, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error. In Note 2, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance about whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation of the financial report that gives a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

BDO Audit (WA) Pty Ltd ABN 79 112 284 787 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit (WA) Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation other than for the acts or omissions of financial services licensees

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

Independent Audit Report To The Members (Cont’d)

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of Mission NewEnergy Limited, would be in the same terms if given to the directors as at the time of this auditor’s report.

Opinion

In our opinion:

(a)	the financial report of Mission NewEnergy Limited is in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2015 and of its performance for the year ended on that date; and

(ii)	complying with Australian Accounting Standards and the Corporations Regulations 2001; and

(b)	the financial report also complies with International Financial Reporting Standards as disclosed in Note 2.

Report on the Remuneration Report

We have audited the Remuneration Report included in the directors’ report for the year ended 30 June 2015. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Opinion

In our opinion, the Remuneration Report of Mission NewEnergy Limited for the year ended 30 June 2015 complies with section 300A of the Corporations Act 2001.

BDO Audit (WA) Pty Ltd

Wayne Basford

Director

Perth, 31 August 2015

69